News Release
TSX:RMX | NYSE AMEX:RBY
August 31, 2011

Franco-Nevada Purchases Royalty On
 Rubicon’s Phoenix Gold Project, Red Lake, Ontario
for C$23.2 Million
-Royalty covers Rubicon’s F2 Gold System-

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce that Franco-Nevada Corporation (“Franco”) has purchased all of the right, title and interest of Dominion Goldfields Corporation (“DGC”) in the 2% net smelter returns royalty payable on that part of Rubicon’s Phoenix Gold Project in Red Lake, Ontario lying beneath the waters of Red Lake (i.e. excluding mining properties covering the land portion of the Project) (the “Royalty”).  The transaction did not trigger any rights of first refusal on the Royalty, however, the Royalty remains subject to Rubicon’s prior right, exercisable at any time, to purchase 25% of the Royalty (being 0.5% of the 2% net smelter returns) for US$675,000.  Rubicon acquired the Phoenix Gold Project under option from DGC in 2002 and later earned, subject to the Royalty, a 100% interest in and to the Project.

Franco purchased the Royalty from DGC pursuant to a royalty purchase agreement and issued to DGC, as consideration for the purchase of the Royalty, 550,000 common shares of Franco, such shares having an aggregate value of C$23,232,000.

David Adamson, President & CEO of Rubicon, commented: “Franco-Nevada Corporation is a recognized premier gold royalty company and we welcome their purchase of the Royalty.  We see their involvement as another strong validation by an industry leader of our Phoenix Gold Project following close on the heels of the recent purchase by Agnico-Eagle Mines of a 9.2% stake in Rubicon.”

David Harquail, President & CEO of Franco, commented: “We are very pleased to have a royalty interest on Phoenix, a very high grade deposit in the prolific Red Lake camp. We believe Phoenix will be a long life gold mine in Canada that will add to Franco-Nevada’s long term growth.”

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR11-15    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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